Exhibit 99.1

TSX Trading Symbol: NYSE Trading Symbol: ASX Trading Symbol: Fully Diluted Shares Outstanding:	IMG IAG IGD 178.9MM

FOR IMMEDIATE RELEASE: June 8, 2006	No. 11/06

IAMGOLD ANNOUNCES RESULTS FROM 2006 DRILL PROGRAM AT QUIMSACOCHA

Toronto, Ontario, June 8, 2006 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the results of an additional 31 diamond drill holes on its 100% owned Quimsacocha project in Ecuador, including an intersection of 37.2 metres averaging 46.1 grams per tonne (g/t) gold, 89.2 g/t silver and 1.8% copper in hole 278.

The Quimsacocha property is located 40 kilometers southwest of the city of Cuenca in southern Ecuador. These results are from the 2006 drill program to date and total 5,929 m of diamond drilling at the property.

Joseph Conway, President and CEO of IAMGOLD commented on the most recent drill results: “These results continue to be encouraging and demonstrate the continuation of this resource beyond the established base of 2.8 million ounces. The results also indicate the lateral continuity of the orebody southwards and confirm the presence of a very high grade zone to the north. The relationship between structures and the very high grade mineralization is to be the subject of further drill testing. Ongoing surface mapping of alteration and geology combined with a reinterpretation of geophysical data suggests potential for further extensions of the Quimsacocha system to the south, west and north with a number of new targets identified for drill testing in the second half of 2006.”

The drill program for the remainder of 2006 at Quimsacocha will continue to infill drill and test new targets within 1.5km of the existing orebody to further delineate the resource. Planned spending in the second half of 2006 at Quimsacocha will be US$3.8 million.

The significant results are shown in Table 1. The collar locations of the drill holes can be found in Figure 1. Additional figures can be found at: www.iamgold.com.

Table 1
Significant Intersections from 2006 Infill Drilling
At Quimsacocha as Reported on June 5, 2006

Hole	From	To	Length	Gold	Silver	Cu
	m	m	M	g/t	g/t	%
277	158.8	179.7	20.9	4.1	25.2	0.2
including	164.5	171.7	7.2	8.0	39.3	0.2
278	146.1	183.3	37.2	46.1	89.2	1.8
including	167.0	182.0	15.0	105.0	132.0	3.5
including	169.9	178.9	9.1	169.2	190.0	5.4
279	143.1	163.5	20.5	23.1	73.7	2.0
including	145.6	147.9	2.3	18.0	47.4	0.6
	150.6	161.1	10.5	37.1	117.1	3.4
280	140.0	160.4	20.4	9.1	57.3	1.0
including	151.5	157.7	6.3	12.5	81.8	1.7
282	48.5	51.2	2.7	3.9	6.5	0.3
	54.8	56.2	1.4	5.7	18.7	0.6
	145.0	153.9	8.8	7.3	49.4	0.9
	169.0	199.0	30.1	12.4	80.7	2.3
including	177.0	193.3	16.3	19.5	131.7	4.1
283	194.0	196.6	2.6	1.2	5.7	0.0
284	51.9	57.5	5.6	2.9	19.5	0.3
including	54.1	57.5	3.4	4.3	30.9	0.5
286	134.1	158.8	24.7	8.0	54.3	0.7
including	151.8	157.5	5.8	17.1	124.5	1.5
	166.1	169.2	3.1	1.6	9.7	0.0
289	124.0	164.7	40.7	5.2	19.0	0.3
including	126.2	139.0	12.8	8.4	36.0	0.4
including	159.0	164.7	5.7	7.8	33.0	0.2
290	120.2	183.5	63.3	5.7	18.0	0.2
including	123.0	146.0	23.0	10.1	29.0	0.3
including	151.0	156.0	5.0	8.1	16.0	0.3

292	118.0	121.0	3.0	2.1	6.7	0.0
	144.0	168.5	24.5	4.6	15.0	0.1
including	146.0	149.3	3.3	10.4	18.0	0.1
including	158.5	161.8	3.3	6.9	26.0	0.2
293	84.1	167.0	82.9	4.8	11.0	0.2
including	96.6	108.0	11.4	18.7	19.9	0.3
294	131.6	173.2	41.7	6.6	23.3	0.2
including	149.4	160.0	10.6	9.6	51.1	0.6
including	163.1	169.2	6.1	13.5	24.1	0.2
295	106.1	184.4	78.4	3.4	11.9	0.1
including	149.0	180.0	31.0	5.7	21.6	0.3
including	168.0	178.0	10.0	9.6	27.8	0.3
296	115.0	163.0	48.0	2.3	14.0	0.2
including	149.0	161.5	12.5	3.4	24.0	0.3
297	153.9	180.7	26.8	1.8	4.5	0.0
including	171.6	173.7	2.1	9.7	14.0	0.1
	202.0	209.8	7.8	2.0	11.0	0.3
298	116.4	189.0	72.5	2.7	11.0	0.1
including	161.0	172.2	11.2	5.1	19.0	0.3
	200.0	214.3	14.3	1.9	8.8	0.1
300	105.0	156.5	51.5	2.5	11.0	0.1
including	128.3	139.6	11.4	4.2	16.0	0.2
301	117.8	185.7	67.9	1.8	26.0	0.1
including	125.3	135.0	9.7	4.0	10.6	0.0
302	121.0	173.6	52.6	2.7	10.3	0.1
including	128.3	138.3	10.0	5.0	17.4	0.1
including	157.0	161.1	4.1	4.0	23.8	0.5
303	119.2	132.3	13.1	1.1	3.9	0.0
	139.2	168.3	29.2	2.5	19.2	0.2
including	150.8	159.8	9.0	3.6	20.1	0.2
304	90.8	100.0	9.2	1.9	1.1	0.0
	109.9	162.3	52.4	2.7	15.0	0.0
including	109.9	128.2	18.3	4.6	8.7	0.0
including	157.7	162.3	4.6	4.3	58.0	0.3

305	119.5	176.8	57.3	3.5	20.6	0.3
including	134.7	166.1	31.4	4.9	25.8	0.4
including	134.7	144.8	10.1	7.3	46.8	0.7
306	135.9	170.0	31.1	3.2	26.0	0.2
including	162.4	168.8	6.4	6.7	39.0	0.3
307	128.0	133.7	5.7	1.7	14.0	0.0
	157.8	165.5	7.7	2.8	22.0	0.0
including	162.2	164.5	2.4	4.6	36.0	0.2
*Holes 281, 285, 287, 288, 291, 299 showed no mineralization

Qualified Person/Quality Control Notes

Analyses of gold in drill core samples were carried out by fire assay at the laboratory of BSI in Lima, Peru and copper and silver analyses were carried out by the same laboratory. As part of the quality control program 10% of the total drilled samples were analyzed with the same assay that we used at BSI, now by ALS Chemex in La Serena, Chile.

The “Qualified Person” reviewing the work at Quimsacocha is Marcus Tomkinson, Vice-President of Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and good background, fulfills the requirements to be a “Qualified Person” for the purposes of NI43-101.

For further information please contact:

IAMGOLD Corporation:

Lisa Doddridge		Marcus Tomkinson
Manager, Investor Relations		Vice President, Exploration
Tel: (416) 360-4710	Fax: (416) 360-4764	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Figure - 1
PLAN VIEW OF DRILL HOLES
D1 North
698 000
698 500
699 000
699 500
9 665 500
9 665 000
9 664 500
9 664 000
9 663 500
9 663 000
N
281
285
283
288
287
277
278
279-282
280
284
286
303
300
296
289
293
290
298-302-305
299
295-297
291
294-310
292-307
306
304
301
Figure 2
Figure 3
Figure 4
Figure 5
0
125
250 m
Drill holes before 2006
Drill holes 2006

Figure No 1. - Drill Holes Location, Quimsacocha Project

Figure 2

IQD - 111 - 186 - 278 - 197 - 226 - 228

NW
SE
3 800
3 700
3 600
3 500
IQD-111
IQD-186
IQD-278
IQD-197
IQD-228
IQD-226
26 - 27.1m
1.1m @ 2.2g/t Au,
2.9g/t Ag, 1.6% Cu
100.9 - 104.4m
3.5m @ 1.3g/t Au,
6.2g/t Ag, 0.1% Cu
123.6 - 129.9m
6.3m @ 22.5g/t Au,
51.8g/t Ag, 1.7% Cu
Including:
124.9 - 126.6m
1.7m @ 75.8g/t Au,
154g/t Ag, 6% Cu
163.9 - 197m
33.1m @ 1.7g/t Au,
12g/t Ag, 0.1% Cu
146.1 - 183.3m
37.2m @ 46.1g/t Au,
82.9g/t Ag, 1.8% Cu
Including:
167 - 182m
15m @ 105g/t Au,
132g/t Ag, 3.5% Cu
Including:
169.9 - 179m
9.1m @ 169.2g/t Au,
190g/t Ag, 5.4% Cu
131.6 - 182m
50.4m @ 7.9g/t Au,
50.7g/t Ag, 0.8% Cu
Including:
144.9 - 159.8m
14.9m @ 12g/t Au,
52.7g/t Ag, 0.9% Cu
171.4 - 180.8m
9.4m @ 17g/t Au,
155g/t Ag, 2.5% Cu
154.3 - 179.7m
25.5m @ 17.9g/t Au,
49.5g/t Ag, 1.7% Cu
Including:
172.4 - 177.4m
5m @ 57.3g/t Au,
98.2g/t Ag, 3.9% Cu
Silicified zone
0
25
50
75
100 m

Figure 3
IQD - 289 - 293

NW
SE
3 800
3 700
3 600
3 500
IQD-289
IQD-293
124 - 164.7m
40.7m @ 5.2g/t Au,
19g/t Ag, 0.3% Cu
Including:
126.2 - 139m
12.8m @ 8.4g/t Au,
36g/t Ag, 0.4% Cu
159 - 164.7m
5.7m @ 7.8g/t Au,
33g/t Ag, 0.2% Cu
84.1 - 167m
82.9m @ 4.8g/t Au,
11g/t Ag, 0.2% Cu
Including:
96.6 - 108m
11.4m @ 18.7g/t Au,
19.9/t Ag, 0.3% Cu
Silicified zone
0 25 50 75 100 m

Figure 4
IQD - 101 - 215 - 213 - 210 - 298 - 302 - 305 - 174 - 169 -172

NW
SE
3 800
3 700
3 600
3 500
IQD-101
IQD-215
IQD-213
IQD-210
IQD-298
IQD-174
IQD-169
IQD-305
IQD-302
IQD-172
116.4 - 188.9m
72.5m @ 2.7g/t Au,
11g/t Ag, 0.1% Cu
Including:
161 - 172.2m
11.2 @ 5.1g/t Au,
19g/t Ag, 0.3% Cu
142.5 - 194m
51.5m @ 2.9g/t Au,
14.7g/t Ag, 0.1% Cu
Including:
179 - 186m
7m @ 7.8g/t Au,
32.4g/t Ag, 0.1% Cu
200 - 215m
15m @ 1.4g/t Au,
12.9g/t Ag, 0.1% Cu
141 - 184.3m
43.3m @ 1.7g/t Au,
16.5g/t Ag, 0.1% Cu
Including:
156 - 165m
9m @ 2.1g/t Au,
6.6g/t Ag
173 - 179m
6m @ 3.3g/t Au,
27.5g/t Ag, 0.2% Cu
197.5 - 207m
9.5m @ 1.2g/t Au,
14.8g/t Ag, 0.1% Cu
145.3 - 200m
54.7m @ 5.3g/t Au,
33g/t Ag, 0.4% Cu
Including:
162 - 171.1m
9.1 @ 14.1g/t Au,
69.7g/t Ag, 0.7% Cu
155 - 158m
3m @ 16g/t Au,
78.5g/t Ag, 1% Cu
267 - 281m
14m @ 24g/t Au,
212.3g/t Ag, 8.5% Cu
200 - 214.3m
14.3m @ 1.8g/t Au,
8.8g/t Ag, 0.1% Cu
224.5 - 246m
21.6m @ 2.6g/t Au,
11g/t Ag, 0.2% Cu
Including:
224.5 - 227m
2.5m @ 6.8g/t Au,
14.1g/t Ag, 0.1% Cu
150 - 230.2m
80.2m @ 2.9g/t Au,
13.4g/t Ag, 0.2% Cu
Including:
162.7 - 178.7m
16m @ 6.8g/t Au,
29.9g/t Ag, 0.2% Cu
224.3 - 228.3m
4m @ 5.7g/t Au,
29.8g/t Ag, 0.4% Cu
149.4 - 200m
50.7m @ 3.4g/t Au,
15.2g/t Ag, 0.1% Cu
Including:
163 - 170m
7m @ 6g/t Au,
20.7g/t Ag, 0.1% Cu
119.5 - 176.8m
57.3m @ 3.5g/t Au,
20.6g/t Ag, 0.3% Cu
Including:
134.7 - 166.1m
31.4m @ 4.9g/t Au,
25.8g/t Ag, 0.4% Cu
134.7 - 144.8m
10.1m @ 7.3g/t Au,
46.8g/t Ag, 0.7% Cu
194 - 198m
4m @ 0.4g/t Au
121 - 173.6m
52.6m @ 2.7g/t Au,
10.3g/t Ag, 0.1% Cu
Including:
128.3 - 138.3m
10m @ 5g/t Au,
17.4g/t Ag, 0.1% Cu
157 - 161.1m
4.1m @ 4g/t Au,
23.8g/t Ag, 0.5% Cu
Silicified zone
0
50
100 m

Figure 5

IQD - 294 - 292 - 307

NW
SE
3 800
3 700
3 600
3 500
IQD-294
IQD-307
IQD-292
118 - 121m
3m @ 2.1g/t Au,
6.7g/t Ag
128 - 133.7m
5.7m @ 1.7g/t Au,
14g/t Ag
157.8 - 165.5m
7.7m @ 2.8g/t Au,
22g/t Ag, 0.1% Cu
Including:
162.2 - 164.5m
2.3m @ 4.6g/t Au,
36g/t Ag, 0.2% Cu
144 - 168.5m
24.5m @ 4.6g/t Au,
15g/t Ag, 0.1% Cu
Including:
146 - 149.3m
3.3m @ 10.4g/t Au,
18g/t Ag, 0.1% Cu
158.5 - 161.8m
3.3m @ 6.9g/t Au,
26g/t Ag, 0.2% Cu
207.4 - 219m
11.6m @ 2.7g/t Au,
11g/t Ag, 0.1% Cu
131.6 - 173.2m
41.7m @ 6.6g/t Au,
23.3g/t Ag, 0.2u
Including:
149.4 - 160m
10.6m @ 9.6g/t Au,
51.1g/t Ag, 0.6% Cu
163.1 - 169.2m
6.1m @ 13.5g/t Au,
24.1g/t Ag, 0.2% Cu
Silicified zone
0
50
100 m